Exhibit 4.3

Description of Securities
Carter’s, Inc.’s (the “Company”) authorized capital stock of consists of:

•	150,000,000 shares of Common Stock, $.01 par value per share (“Common Stock”); and

•	100,000 shares of Preferred Stock, $.01 par value per share (“Preferred Stock”).
Common Stock
Except as required by applicable law, all shares of Common Stock have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters, including, without limitation, those described below:
A. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock (as discussed below) of any series as may be designated by the Board of Directors upon issuance of any such Preferred Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any shares of any class of stock of the Company, whether now or hereafter authorized.
B. Voting. Each share of Common Stock is entitled to one vote. There is no cumulative voting.
C. Number. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporate Law (“DGCL”).
D. Dividends. Dividends may be declared and paid on the Common Stock from funds lawfully available as and when determined by the Board of Directors.
E. Liquidation. Upon the dissolution or liquidation of the Company, whether voluntary or involuntary, holders of Common Stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of any then outstanding Preferred Stock.
F. Anti-Takeover Provisions. The section below titled “Anti-Takeover Provisions” is incorporated herein by reference. Pursuant to the Company’s certificate of incorporation, the Company has elected not to be governed by Section 203 of the DGCL.
G. Listing. The Company’s Common Stock is listed on the New York Stock Exchange under the symbol “CRI”.
Preferred Stock
Pursuant to the Company’s certificate of incorporation, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed in the certificate of incorporation, and in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors.
Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Company may be reissued except as otherwise provided by law or the certificate of incorporation. Different series of Preferred Stock will not be construed to constitute different classes of shares for the purposes of voting by classes unless expressly provided in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors.
For each series of Preferred Stock, the Company’s certificate of incorporation authorizes the Board of Directors to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be stated in resolutions adopted by the Board of Directors, all to the full extent now or hereafter permitted by the DGCL.
Except as otherwise provided in the certificate of incorporation, no vote of the holders of the Preferred Stock or Common Stock will be a prerequisite to the designation or issuance of any shares of any series of the Preferred Stock authorized by and complying with the conditions of the certificate of incorporation, the right to have such vote being expressly waived by all present and future holders of the capital stock of the corporation.
Anti-Takeover Provisions

Below is a summary of provisions of the Company’s certificate of incorporation and bylaws that could have the effect of delaying, deferring, or discouraging another person from acquiring control of the Company.
A. Board of Directors Vacancies. The Company’s bylaws authorize only the Company’s Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Company’s Board of Directors is permitted to be set only by a resolution adopted by a majority vote of the Company’s entire Board of Directors. These provisions would prevent a stockholder from increasing the size of the Company’s Board of Directors and then gaining control of the Company’s Board of Directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of the Company’s Board of Directors but promotes continuity of management.
B. Advance Notice Requirements for Stockholder Proposals. The Company’s bylaws provide advance notice procedures for stockholders seeking to bring business before the Company’s annual meeting of stockholders. The Company’s bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the Company’s stockholders from bringing matters before the Company’s annual meeting of stockholders or from making nominations for directors at the Company’s annual meeting of stockholders if the proper procedures are not followed. These provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.
C. No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Company’s certificate of incorporation and restated bylaws will not provide for cumulative voting.
D. Issuance of Undesignated Preferred Stock. The Company’s Board of Directors has the authority, without further action by the stockholders, to issue up to 100,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Company’s Board of Directors. The existence of authorized but unissued shares of Preferred Stock enables the Company’s Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
E. Choice of Forum. The Company’s bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the certificate of incorporation or the bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. This exclusive forum provision will not apply to claims that are vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery of the State of Delaware, or for which the Court of Chancery of the State of Delaware does not have subject matter jurisdiction. For instance, the provision would not preclude the filing of claims brought to enforce any liability or duty created by the Exchange Act or Securities Act or the rules and regulations thereunder in federal court.